EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Six months ended March 31,		Year ended September 30,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Pre-tax income excluding noncontrolling interests	$344,388	$270,164	$564,187	$471,525	$461,247	$361,908	$248,774
Fixed charges	66,384	70,096	140,708	115,992	84,557	81,250	75,369
Less: preferred stock dividends	—	—	—	—	—	—	—
Earnings	$410,772	$340,260	$704,895	$587,517	$545,804	$443,158	$324,143

Fixed charges:
Interest expense	$50,746	$54,618	$109,159	$90,389	$65,351	$62,564	$56,921
Estimated interest portion within rental expense	15,032	14,872	30,337	24,623	18,727	18,399	18,416
Amortization of debt issuance cost	606	606	1,212	980	479	287	32
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges	$66,384	$70,096	$140,708	$115,992	$84,557	$81,250	$75,369

Ratio of earnings to fixed charges and preferred stock dividends	6.19	4.85	5.01	5.07	6.45	5.45	4.30

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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